EXHIBIT 21.1

LIST OF SUBSIDIARIES OF CHITTENDEN CORPORATION

Subsidiary:	Jurisdiction:

Chittenden Trust Company	Vermont
The Bank of Western Massachusetts	Massachusetts
Flagship Bank and Trust Company	Massachusetts
Chittenden Connecticut Corporation	Vermont
Maine Bank and Trust Company	Maine
Ocean National Bank	United States
Chittenden Insurance Products & Services, Inc.	Vermont
Chittenden Securities, Inc.	Vermont
BOWM Securities Corporation	Massachusetts
Flagship Securities Corporation	Massachusetts
Chittenden Insurance Agency of Massachusetts, Inc.	Massachusetts